UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Genesis Group Holdings, Inc.
(Name of Issuer)

Series B Preferred Stock, $0.0001 par value per share
(Title of Class of Securities)

________________________________________________________________________________
(CUSIP Number)

___________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of  §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.           Names of Reporting Person:     Forward Investments, LLC

I.R.S. Identification Nos. of above persons (entities only):

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.           SEC Use Only:

4.           Source of Funds (See Instruction):     WC (working capital)

5.           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e):     ☐

6.           Citizenship or Place of Organization:    Florida

Number of Shares Beneficially by Owned by Each Reporting Person With:

7	Sole Voting Power:	5,000 shares of Series B Preferred Stock*

8	Shared Voting Power:

9	Sole Dispositive Power:	5,000 shares of Series B Preferred Stock*

10	Shared Dispositive Power:

11.         Aggregate Amount Beneficially Owned by Each Reporting Person:

5,000 shares of Series B Preferred Stock*

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):  ☐

13.         Percent of Class Represented by Amount in Row (11):

6 2/3%*

14.         Type of Reporting Person (See Instructions):

OO (limited liability company)

* Reporting person subscribed for 5,000 shares of Series B Preferred Stock of Issuer, convertible at any time into, and with the voting power until such conversion equal to, 6 2/3% of the Issuer’s common stock.  This schedule 13D is being jointly filed by (i) Forward Investments, LLC and (ii) Mark Durfee.

1.           Names of Reporting Person:     Mark Durfee

I.R.S. Identification Nos. of above persons (entities only):

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.           SEC Use Only:

4.           Source of Funds (See Instruction):     PF (personal funds)

5.           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e):     ☐

6.           Citizenship or Place of Organization:    United States

Number of Shares Beneficially by Owned by Each Reporting Person With:

7	Sole Voting Power:	5,000 shares of Series B Preferred Stock*

8	Shared Voting Power:

9	Sole Dispositive Power:	5,000 shares of Series B Preferred Stock*

10	Shared Dispositive Power:

11.         Aggregate Amount Beneficially Owned by Each Reporting Person:

5,000 shares of Series B Preferred Stock*

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):  ☐

13.         Percent of Class Represented by Amount in Row (11):

6 2/3%*

14.         Type of Reporting Person (See Instructions):

IN (individual)

* Reporting person subscribed for 5,000 shares of Series B Preferred Stock of Issuer, convertible at any time into, and with the voting power until such conversion equal to, 6 2/3% of the Issuer’s common stock.  This schedule 13D is being jointly filed by (i) Forward Investments, LLC and (ii) Mark Durfee.

ITEM 1.        SECURITY AND ISSUER

Series B Preferred Stock of
Genesis Group Holdings, Inc.
2500 N. Military Trail, Suite 275
Boca Raton, FL 33431

ITEM 2.         IDENTITY AND BACKGROUND

(a)	Name of Persons filing this Statement:

Forward Investments, LLC

(b)	Residence or Business Address:

1416 North Donnelly, Mt. Dora, Florida 32757

(c)	Present Principal Occupation and Employment:

N/A

 (d)  Criminal Convictions:

XX	None of the Reporting Persons have been charged or convicted in a criminal proceeding during the last five years.

 (e)   Civil Proceedings:

None of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years where such person, as result of such proceeding, was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

 (f)  State of Incorporation/Organization/Citizenship: Florida

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Working Capital

ITEM 4.        PURPOSE OF TRANSACTION

Investment.

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER

5,000 shares of Series B Preferred Stock, convertible at any time into, and with the voting power until such conversion equal to, 6 2/3% of the Issuer’s common stock.

ITEM 6.        CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Issuer has delivered a $135,000 Promissory Note dated on or about the date hereof of which $45,000 is owed to Reporting Person.  Pursuant to the Subscription Agreement between Reporting Person and Issuer, Reporting Person has a right to put securities of the Issuer to Issuer at $1 per share.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS

Exhibit A – Promissory Note
Exhibit B – Put Provision of Subscription Agreement
Exhibit C – Joint Filing Agreement

ITEM 1.        SECURITY AND ISSUER

Series B Preferred Stock of
Genesis Group Holdings, Inc.
2500 N. Military Trail, Suite 275
Boca Raton, FL 33431

ITEM 2.         IDENTITY AND BACKGROUND

(a)	Name of Persons filing this Statement:

Mark Durfee

(b)	Residence or Business Address:

717 Barrister Court, Franklin Lakes, NJ 07417

(c)	Present Principal Occupation and Employment:

N/A

 (d)  Criminal Convictions:

XX	None of the Reporting Persons have been charged or convicted in a criminal proceeding during the last five years.

 (e)   Civil Proceedings:

None of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years where such person, as result of such proceeding, was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

 (f)  State of Incorporation/Organization/Citizenship: United States

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

 Personal Funds

ITEM 4.        PURPOSE OF TRANSACTION

Investment.

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER

5,000 shares of Series B Preferred Stock, convertible at any time into, and with the voting power until such conversion equal to, 6 2/3% of the Issuer’s common stock.

ITEM 6.         CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Issuer has delivered a $135,000 Promissory Note dated on or about the date hereof of which $45,000 is owed to Reporting Person.  Pursuant to the Subscription Agreement between Reporting Person and Issuer, Reporting Person has a right to put securities of the Issuer to Issuer at $1 per share.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS

Exhibit A – Promissory Note
Exhibit B – Put Provision of Subscription Agreement
Exhibit C – Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June ___, 2011	/s/

Name:

Exhibit A – Promissory Note

PROMISSORY NOTE

June 29, 2011

$135,000.00

FOR VALUE RECEIVED, and intending to be legally bound hereby, Genesis Group Holdings, Inc., a Delaware corporation and Digital Comm Inc., a Florida corporation with a place of business at 2500 N. Military Trail, Suite 275, Boca Raton, Florida 33431 (collectively, the “Maker”), unconditionally jointly and severally promise to pay to the order of MMDGenesis LLC, a New Jersey limited liability company with an address 1100 First Avenue, Spring Lake, New Jersey 07762 (the “Holder”), the principal amount of up to ONE HUNDRED AND THITY FIVE THOUSAND DOLLARS AND ZERO CENTS ($135,000.00), together with interest in arrears from the date hereof on the unpaid principal balance hereunder, at the rate of one percent (1%) per annum, and together with any unpaid costs and expenses payable hereunder (including all renewals, extensions, or modifications hereof, the “Note”).  This Note is unsecured.

1. PAYMENT.

1.1 All amounts due hereunder shall, unless earlier accelerated, be due and payable on the second anniversary date of this Note (the “Maturity Date”).

1.2 All payments due hereunder shall be made in lawful money of the United States of America.  All payments shall be made at such address as the Holder shall hereafter give to the Borrower by written notice made in accordance with the provisions of this Note. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a business day, the same shall instead be due on the next succeeding day which is a business day and, in the case of any interest payment date which is not the date on which this Note is paid in full, the extension of the due date thereof shall not be taken into account for purposes of determining the amount of interest due on such date. As used in this Note, the term “business day” shall mean any day other than a Saturday, Sunday or a day on which commercial banks in the city of New York, New York are authorized or required by law or executive order to remain closed.

2. PREPAYMENT.  This Note may be prepaid in full at any time or in part from time to time, together with accrued and unpaid interest, to the date of such prepayment, without premium or penalty.

3. ATTORNEYS’ FEES AND OTHER COSTS.  The Maker shall pay all of the Holder’s reasonable expenses incurred (i) to prepare and negotiate this Note and all related documents, instruments and agreements among Maker, Holder and Holder’s affiliates and (ii) to enforce or collect any of the obligations, including, without limitation in any such case, reasonable attorneys’ and experts’ fees and expenses, whether incurred without the commencement of a suit, in any trial, arbitration or administrative proceeding, or in any appellate or bankruptcy proceeding. The Holder shall have the right and is authorized to deduct from the original disbursement hereunder the amount of the expenses referred to in subsection (i) of this Section 3.

4. NO USURY.  Holder and Maker intend to comply at all times with applicable usury laws.  If at any time such laws would render usurious any amounts called for under this Note, then it is Maker's and Holder's express intention that such excess amount shall be immediately credited to the principal balance of this Note (or, if this Note has been fully paid, refunded by Holder to Maker), and the provisions hereof shall be immediately reformed and the amounts thereafter collectible under this Note reduced, without the necessity of the execution of any further documents, so as to comply with the then applicable law, but so as to permit the recovery of the fullest amount otherwise called for under this Note.  Any such crediting or refund shall not cure or waive any default by Maker under this Note.

5. DEFAULT.  The Maker shall be in default under this Note upon the occurrence of any of the following events (each, an “Event of Default”):

5.1 Failure to make any payment required under this Note within five (5) days of the indicated date or on the due date thereof, as the case may be; or

5.2 Any default or event of default occurs under any document, instrument or agreement between Maker and any of the following parties: UTA Capital, LLC, Tekmark Global Solutions, LLC, Holder or any affiliate, successor or assigns of any such party or any other secured lender of either Maker; or

5.3 Maker (i) applies for or consents to the appointment of a receiver, trustee or liquidator, (ii) files a voluntary petition in bankruptcy, or admits in writing its inability to pay its debts as they come due, (iii) makes an assignment or arrangement for the benefit of creditors, (iv) files a petition or an answer seeking a reorganization or an arrangement with creditors or seeking to take advantage of any insolvency law, (iv) performs any other act of bankruptcy, or (v) files an answer admitting the material allegations of a petition filed against Maker in any bankruptcy, reorganization or insolvency proceeding; or

5.4 Entry of an order, judgment or decree by any court of competent jurisdiction adjudicating Maker a judgment debtor or declaring Maker  insolvent or approving a receiver, trustee or liquidator of Maker or of all or a substantial part of its assets, or otherwise commences with respect to Maker or any of her assets any proceeding under any bankruptcy, reorganization, arrangement, insolvency, readjustment, receivership or like law or statute, and if such order, judgment, decree or proceeding continues unstayed for any period of thirty (30) consecutive days after the expiration of any stay thereof.

6. REMEDIES.  Upon the occurrence of an Event of Default, the Holder may at any time thereafter, take any one or more of the following actions:

6.1 Acceleration.  Upon the happening of any Event of Default, or on the Maturity Date, the entire amount of fees, principal, and any other sums due under this Note (collectively, the "Obligations") shall become due and payable immediately, and the rate of interest on the unpaid principal balance of the Note shall be at the rate of fifteen percent (15%) per annum (the “Default Rate”).  Maker acknowledges that: (i) such interest is a material inducement to Holder to make the Note; (ii) Holder would not have made the Note in the absence of the agreement of the Maker to pay such interest; (iii) such interest represents compensation for increased risk to Holder that the Note will not be repaid; and (iv) such interest is not a penalty and represents a reasonable estimate of (a) the cost to Holder in allocating its resources (both personnel and financial) to the on-going review, monitoring, administration and collection of the Note and (b) compensation to Holder for losses that are difficult to ascertain.

6.2 All remedies of Holder provided for herein are cumulative and shall be in addition to all other rights or remedies available at law or equity.

6.3 Holder does not give up its rights upon an Event of Default as a result of any delay in declaring or failing to declare a default or an Event of Default.

6.4 File a lawsuit to enforce the Obligations due under this Note.

7. WAIVERS AND AMENDMENTS.  Holder is not required to do any of the following before enforcing its rights under this Note:

7.1 Demand payment of amounts due;

7.2 Give notice that amounts due have not been paid; or

7.3 Obtain an official certificate of non-payment.

7.4 No waivers, amendments or modifications of this Note shall be valid unless in writing and signed by an authorized representative of the Holder.  No waiver by the Holder of any Event of Default shall operate as a waiver of any other Event of Default or the same Event of Default on a future occasion.  Neither the failure nor any delay on the part of the Holder in exercising any right, power or remedy under this Note shall operate as a waiver thereof, nor shall a single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

7.5 Maker waives presentment, protest, notice of dishonor, demand for payment, notice of intention to accelerate maturity, notice of acceleration of maturity, notice of sale and all other notices of any kind.  Further, Maker agrees that the Holder may extend, modify or renew this Note or make a novation of the indebtedness evidenced by this Note for any period and grant any releases, compromises or indulgences with respect to any collateral securing this Note, or with respect to any Maker or any person liable under this Note, all without notice to or consent of any Maker or any person liable under this Note and without affecting the liability of the Maker or any person who may be liable under this Note.

8. NOTICES.

8.1 Any report, demand, notice or other communication required or permitted to be given hereunder (other than service of process) shall be in writing, and shall be delivered personally, shall be delivered by a recognized overnight national carrier service (such as Federal Express) for next business day delivery, or shall be sent by certified or registered mail, return receipt requested, first-class postage prepaid to the parties at the addresses set forth below (or to such other addresses as the parties may specify by due notice to the other):

To Holders:
MMDGenesis LLC c/o Mark Munro
1100 First Avenue
Spring Lake, NJ 07762

Copy to:  Reavis Cianciolo LLC
Attn:  Jeffrey B. Cianciolo, Esq.
55 Dorrance Street, Suite 200
Providence, RI 02903

To Maker:
Genesis Group Holdings, Inc.
Digital Comm Inc.
Attn: Lawrence Sands
Senior Vice President and Corporate Secretary
2500 N. Military Trail, Suite 275
Boca Raton, Florida 33431

8.2 Any notice delivered to a party's designated address by (a) personal delivery, (b) recognized overnight national courier service, or (c) registered or certified mail, return receipt requested, shall be deemed to have been received by such party at the time the notice is delivered to such party's designated address.  Confirmation by the courier delivering any notice given pursuant to this Section shall be conclusive evidence of receipt of such notice.  Each party hereby agrees that it will not refuse or reject delivery of any notice given hereunder, that it will acknowledge, in writing, receipt of the same upon request by any other party and that any notice rejected or refused by it shall be deemed for all purposes of this Note to have been received by the rejecting party on the date so refused or rejected, as conclusively established by the records of the U.S. Postal Service or the courier service.  Any notice given by an attorney on behalf of a party or a party shall be effective for all purposes.

9. GOVERNING LAW. This Note shall be governed, interpreted, and enforceable in accordance with the laws of the State of New Jersey without regard to conflicts of law principles. The invalidity, illegality or unenforceability of any provision of this Note shall not affect or impair the validity, legality or enforceability of the remainder of this Note, and to this end, the provisions of this Note are declared to be severable.

10. ACTIONS INVOLVING THIS NOTE.  If this Note is referred to any attorney for collection, the Maker agrees to pay all costs of collection, including court costs and reasonable attorneys' fees.  THE MAKER, AFTER CONSULTING OR HAVING HAD THE OPPORTUNITY TO CONSULT WITH COUNSEL, KNOWINGLY, VOLUNTARILY AND INTENTIONALLY HEREBY IRREVOCABLY WAIVES ITS RIGHT TO A TRIAL BY JURY IN ANY ACTION ARISING OUT OF THIS NOTE, THE EMPLOYMENT AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREUNDER.

11. JURISDICTION.  The Maker hereby unconditionally and irrevocably agrees:

11.1 to be subject to the jurisdiction of the courts of the State of New Jersey and any federal courts sitting in New Jersey in connection with any action, suit or proceeding under or relating to, or to enforce any of the provisions of, this Note; and

11.2 to waive, to the extent permitted by law, any right to obtain a change in venue from any such court in any such action, suit or proceeding.

11.3 Service of process may be made by registered or certified mail, postage prepaid, to Maker's address set forth above, however, nothing in the paragraph shall affect Holder's right to serve the process in any manner permitted by paw, or limit Holder's right to bring proceedings against Maker in the Courts of any other jurisdiction.

11.4 The provisions of this Section shall not limit or otherwise affect the right of the Holder to institute and conduct an action in any other appropriate manner, jurisdiction or court.

12. MATERIAL ASPECTS OF THIS NOTE.

12.1 THE MAKER ACKNOWLEDGES AND AGREES THAT SECTIONS 7 (“WAIVERS AND AMENDMENTS”), 10 (“ACTIONS INVOLVING THIS NOTE”) AND 11 (“JURISDICTION”) ABOVE ARE SPECIFIC AND MATERIAL ASPECTS OF THIS NOTE AND THAT THE HOLDER WOULD NOT EXTEND CREDIT TO THE MAKER IF THE WAIVERS SET FORTH IN SECTIONS 7, 10 AND 11 WERE NOT A PART OF THIS NOTE.

13. MISCELLANEOUS.

13.1 Assignment.  This Note shall inure to the benefit of and be binding upon the Maker and Holder and their respective heirs, legal representatives, successors and assigns.  The Holder’s interest in and rights under this Note are freely assignable, in whole or in part, by the Holder.  The Maker shall not assign its rights and interest hereunder without the prior written consent of the Holder, and any attempt by any Maker to assign without the Holder’s prior written consent is null and void.  Any assignment shall not release the Maker from the Obligations.

13.2 Severability.  If any provision of this Note shall be prohibited or invalid under applicable law, such provision shall be ineffective but only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Note.

13.3 Plural; Captions.  All references in this Note to Maker, person, document or other nouns of reference mean both the singular and the plural form, as the case may be.  The subheadings contained in this Note are inserted for convenience only and shall not affect the meaning or interpretation of the Note.

13.4 Note Binding On The Maker And Its Successors. All Obligations under this Note are the unconditional obligations of Maker and all who succeed to its rights and interests.  Maker, by execution of, and the Holder, by acceptance of, this Note agree that each party is bound to all terms and provisions of this Note.

13.5 Entirety.  This Note embodies the entire agreement between the parties and supersede all prior agreements and understandings relating to the subject matter hereof and thereof.

13.6 Business Purpose.  Maker represents that the amount evidenced by this Note is being obtained for business purposes.

13.7 Rights Cumulative.  The rights and remedies of Holder under this Note and the Agreement shall be cumulative and concurrent and at the sole discretion of Holder may be pursued singly, successively, or together and exercised as often as Holder shall desire.  Time is of the essence under this Note.  The failure of Holder to exercise any such right or remedy shall in no event be construed an a waiver of release thereof.

13.8 If any payment hereunder shall be specified to be made on a Saturday, Sunday or other day on which banks New Jersey are not authorized to be open for business, it shall be considered timely if made on the next succeeding day which is a business day, and no additional interest shall accrue for such delay.

[Remainder of page intentionally left blank.]

Exhibit B – Put Provision of Subscription Agreement

PUT OPTION

Each of the undersigned or their assignees are hereby granted the option to “put”, and the Company agrees to purchase from each of the undersigned or their assignees, up to the number of Shares of the Company equal to the purchase price set forth below such undersigned’s name on the signature page hereto (15,000 shares in the aggregate for all of the undersigned parties or their assignees). The option shall be exercised by delivery of written notice to the Company (the “Put Notice”). The purchase price for the Shares to be purchased by the Company shall be $1.00 per share and shall be made in a lump sum in cash.  The Company shall have the obligation to make such purchase within 5 days of the delivery of the Put Notice.

Exhibit C – Joint Filing Agreement

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Series B Preferred Stock, par value $0.0001 per share, of Genesis Group Holdings, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 29th day of June, 2011.

/s/ Mark Durfee
Mark Durfee

Forward Investments, LLC

By:       /s/ Douglas Shooker
Name:  Douglas Shooker
Title:    Manager